Report of Independent Registered Public Accounting
Firm

The Board of Trustees and Shareholders
The Dreyfus/Laurel Tax-Free Municipal Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of
the Investment Company Act of 1940, that The Dreyfus/Laurel Tax-Free Municipal Funds (the "Trust"), which is comprised of Dreyfus BASIC California Municipal Money Market Fund, Dreyfus BASIC Massachusetts Municipal Money Market Fund, and Dreyfus BASIC New York
Municipal Money Market Fund (collectively the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the
Investment Company Act of 1940 as of August 31, 2011 and from June
30, 2011 through August 31, 2011.  Management is responsible for the
Funds' compliance with those requirements.  Our responsibility is to express an opinion on management's assertion about the Funds'
compliance based on our examination.
Our examination was conducted in accordance with the standards of the
Public Company Accounting Oversight Board (United States) and,
accordingly, included examining, on a test basis, evidence about the
Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August
31, 2011 and with respect to agreement of security purchases and sales, for the period from June 30, 2011 (the date of our last examination), through August 31, 2011:
1. 	Examination of The Bank of New York Mellon's (the
"Custodian") security position reconciliations for all securities held by sub custodians and in book entry form;
2.	Confirmation of all securities hypothecated, pledged or placed in escrow with brokers;
3.	Inspection of documentation of other securities held in safekeeping by the Custodian but not included in 1. and 2. above;
4.	Reconciliation between the Funds' accounting records and the
Custodian's records as of August 31, 2011;
5. Confirmation of pending purchases for the Funds as of August 31, 2011 with brokers, and where responses were not received, inspection of documentation corresponding to subsequent cash payments;
6.	Agreement of the Trust's bank statements for five purchases and five sales or maturities for the period June 30, 2011 (the date of our last examination) through August 31, 2011, to the books and
records of the Funds noting that they had been accurately recorded and subsequently settled;
7.	We reviewed BNY Mellon Asset Servicing Service Organization
Control Report ("SOC 1 Report") for the period from October 1,
2010 through September 30, 2011 and noted no relevant findings were reported in the areas of Asset Custody and Control; and We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2011 and from June 30, 2011 through August 31, 2011, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects. This report is intended solely for the information and use of management and the Board of Trustees and Shareholders of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP /s/
New York, New York
November 30, 2011

November 30, 2011


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus BASIC California Municipal Money Market
Fund, Dreyfus BASIC Massachusetts Municipal Money Market Fund, and
Dreyfus BASIC New York Municipal Money Market Fund, each a series of The Dreyfus/Laurel Tax-Free Municipal Funds (collectively the
"Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment
Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2011 and from June 30, 2011 through August 31, 2011. Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2011 and from June 30, 2011 through August 31, 2011 with respect to securities reflected in the investment accounts of the Funds.

The Dreyfus/Laurel Tax-Free Municipal Funds

Jim Windels
Treasurer

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